82-1209

SUPPL

GGL DIAMOND CORP.

RECEIVED
2008 MAY -8 A 7:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

May 1, 2008

GGL reports on activities for the first quarter ended Feb. 29, 2008

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the first quarter ended Feb. 29, 2008 and on events taking place subsequently, up to and including April 25, 2008.

Below are highlights from the quarterly report, available in full on the new GGL website (www.ggldiamond.ca) and on SEDAR:

- In December 2007, the Company raised over $4 million for ongoing exploration activities through a non-brokered private placement of flow-through shares.
- On Feb. 25, 2008 the Company announced it had acquired, by staking, an additional 76,020 acres of new mineral claims which adjoin and extend the Providence Greenstone Belt (PGB) land first acquired in 2007. This brings the total PGB claim area to 426,104.88 acres.
- 2008 exploration work on the Providence Greenstone Belt (PGB) in the Northwest Territories (NT) began in March with a 3D airborne geophysical survey on previously unsurveyed sections of the belt. Based out of our Zip exploration camp in the central portion of the property, the work was approximately 70% complete at the time of this writing. The survey system is designed not only to locate drill targets, but also to satisfy assessment work requirements in order to maintain the claims for at least several years.
- Exploration field work is set to begin in mid-June, weather permitting, with drilling on priority targets expected by the end of August.
- At GGL's McConnell Creek copper-gold prospect in north central British Columbia, planning for an aggressive exploration season and permitting are underway. Up to $1,162,500 of the proceeds from the December 2007 flow-through financing will be spent this year on an induced polarization survey to be followed by drilling.
- The Company continues to explore how to proceed on its promising diamond properties in the NT for the benefit of shareholders.

[redacted]

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

08002427

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

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